PRESS
RELEASE

Electrolux holds own shares corresponding to 5.0% of the votes

On January 8, 2003 Electrolux repurchased 400,000 own shares, series-B, at an average price of SEK 135.83. After this transaction, the Company holds 21,494,052 own B-shares, corresponding to 6.3% of the share capital and 5.0% of the voting rights.

The total number of shares in AB Electrolux amounts to 338,712,580.

Electrolux is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, the Group had sales of SEK 135.8 billion and approximately 87,100 employees. Every year, customers in more than 150 countries buy more than 55 million Group products for both consumer and professional use under famous brands such as Electrolux, AEG, Zanussi, Frigidiare, Eureka, Husqvarna and Flymo.

The Electrolux Press Hotline can be reached at +46 8 657 65 07.

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AB ELECTROLUX (PUBL) MAILING ADDRESS SE-105 45 STOCKHOLM SWEDEN	TELEPHONE +46 8 738 60 00	TELEFAX +46 8 738 74 61	PRESS HOTLINE +46 8 657 65 07	WEBSITE www.electrolux.com